August 1, 2024

Eyal Hen
Chief Financial Officer
Rekor Systems, Inc.
6721 Columbia Gateway Drive, Suite 400
Columbia, MD 21046

       Re: Rekor Systems, Inc.
           Registration Statement on Form S-3
           Filed on July 26, 2024
           File No. 333-281042
Dear Eyal Hen:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   William J. Bruno